Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.

Subject Company’s Commission File No.:  333-140574

On August 21, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC09-278

TO:	Membership

FROM:	Office of the Chairman

DATE:	August 21, 2009

SUBJECT:	Questions and Answers Related to Demutualization Process

As you know, we are awaiting the conclusion of the 30-day appeal period to see whether there are any appeals of the court order that approved the settlement of the exercise right litigation.  Following the August 28 appeal deadline, we will inform the membership whether any appeals have been filed.  In the meantime, we have received several questions from CBOE owners regarding the demutualizion process.  Those questions are addressed below.  We will continue to communicate as best as we are able at the appropriate times throughout this process. Please feel free to contact us with further questions at any point.  Thank you for your continued support.

Demutualization Timeline Questions

What are the next steps and timing of demutualization if there are no appeals?

•      The first step was to update our registration statement (S-4) to reflect the completion of the Delaware exercise right litigation as well as to include current financial statements, business disclosures, and any other changes that have occurred since our last filing.  We filed amendment 4 to our S-4 on August 14, 2009.

•      After the 30-day appeal period, we will begin an education and discussion process with our owners regarding issues that could not be addressed until the settlement becomes final.

•      We will then complete various administrative steps (e.g., forming the CBOE Holdings, Inc. board and committees) and file related amendments to our S-4 to reflect any changes and to respond to comments from the SEC.

•      After the S-4 is declared effective by the SEC, proxy materials describing the restructuring will be provided to our voting members for a vote on whether to approve the demutualization transaction.

•      If the members approve the demutualization transaction, CBOE must seek final SEC approval of our demutualization rules.

•      Following SEC approval of our demutualization rule filing, we will file the necessary document in Delaware to effect the demutualization transaction. (This could be completed by year’s end or early 2010.)

What is the deadline for filing appeals?  What are the next steps and timing of demutualization if there are any appeals?

•      Appeals must be filed by August 28, 2009, in the Delaware Supreme Court.

•      If any appeals are filed, the resolution of those appeals is estimated to take approximately nine months.

•      While appeals are pending, CBOE will continue to update the registration statement, as necessary, to include updated financial statements and to respond to any SEC comments, in order to be in a position to complete the demutualization as quickly as possible once all appeals are resolved.

Post Demutualization Questions

What is CBOE’s next step after demutualization?

The CBOE board and management will continue to focus on maximizing the long-term value of CBOE to its owners.  In addition to our current course of growing our business, demutualization allows CBOE to consider other strategic alternatives, including an IPO (initial public offering) and a business transaction with another entity (mergers, acquisitions, etc.).  The board has not yet made any decisions regarding strategic alternatives following demutualization.

Questions Related to an IPO

If CBOE engaged in an IPO, what would happen afterward?

If there were an IPO, CBOE thereafter could remain an independent publicly traded company indefinitely or enter into a transaction with another entity.  An IPO and related exchange listing would provide a more liquid marketplace for CBOE Holdings stock and would establish a value for CBOE that would be more widely accepted by the market as we consider subsequent strategic transactions.

Why not list directly on the NYSE or NASDAQ rather than do an IPO?

This is one of several alternatives being explored.

What lock-up period would follow a potential IPO and what liquidity would there be, if any, during the lock-up period?

In the event of an IPO, we are currently proposing market standard lock-up periods of 180 and 360 days applicable to the shares issued to seat owners in the demutualization and to settlement class members pursuant to the exercise right settlement agreement.  Specifically, those persons who received shares in exchange for their seats or as consideration in the exercise right settlement agreement and who hold those shares at the time of any such IPO would be unable to sell any of their stock for 180 days from the date of the IPO, would be able to sell 50% of their stock after 180 days from the IPO, and would be able to sell the remaining 50% of their stock after 360 days from the IPO.  It is also proposed that there would be an interim lock-up period prior to an IPO in the event the board announced its determination to initiate an IPO.  This is fully described in the S-4.

Questions Related to Shareholder Value

How can I be sure that CBOE employees and our board members will act and make decisions that are in the best interest of current CBOE owners?

CBOE’s board has approved a pool of 2.75% of CBOE’s outstanding stock to be used for initial grants at demutualization under the incentive compensation plan.  This action must also be approved by the board of CBOE Holdings, Inc. before it can become effective. The equity awards under the incentive compensation plan will not be granted contingent upon the completion or timing of an IPO or other transaction.  Eligible CBOE employees and board members will participate in the long-term incentive compensation plan.  This plan provides for the initial grant of equity in the form of restricted stock.  By granting restricted stock (as opposed to stock options), board members and employees will be aligned with our other shareholders.  Since directors and management will own shares in CBOE Holdings, they will be financially incented to maximize value for our shareholders.

Is it more likely that CBOE will have an IPO, or that we will merge or be acquired before getting to that point?

Our goal has always been to demutualize and build value for shareholders.  The board does not view any one strategic path as inherently favorable over another.  The board has made no decision beyond demutualization, nor could it approve a merger or a sale without a shareholder vote.  Following demutualization, the board will continue to assess market conditions and will weigh our alternatives on an ongoing basis in order to determine the path that best maximizes shareholder value.  We cannot predict today whether the best interests of our shareholders would be maximized through staying independent, through making acquisitions, through being acquired, or through a merger of equals, or whether a strategic transaction would occur prior to or following a possible IPO.

How will you reconcile the investment advisor’s objective of maximizing its own profit with the seat owner’s objective of maximizing share value?

We have complete confidence that the decisions of our board, complemented by CBOE’s in-house expertise, as well as the work of multiple advisors, will be focused on what is best for our shareholders.

What is the CBOE currently doing to add value with respect to the dramatic changes currently taking place in financial regulation?

CBOE has stepped up an already vigorous regulatory initiative in Washington by actively working with regulators and legislators who are currently shaping regulatory reform.  For more details please see the August 7, 2009, semi-annual letter to members and staff at www.cboe.org/legal.crclInfo.aspx (IC09-231).

Questions Related to Access

If CBOE members were to retain ownership of access, would participating class members in the exercise right litigation settlement be entitled to access?

If former seat owners retained access at the time of demutualization, the equivalent of an additional 204 access points would have to be distributed to the exercise right settlement class, which would likely have a substantial impact on lease rates.

Once we demutualize, will former seat owners be entitled to seat lease income?

The board has determined that it is in the best long-term interests of shareholders for the Exchange to assume control over all access upon demutualization.  The S-4 provides that CBOE will control access and receive fees for access following demutualization.

How will I, as a seat owner, be compensated for my loss of income when the Exchange assumes control over access?

We recognize that many owners rely upon their lease income, but it is our strong belief that it will ultimately be of greater financial benefit to owners if the Exchange takes over access upon demutualization.  Once CBOE demutualizes, there will be a market in the stock, which will enable owners to sell some of their stock, as needed, subject to the lock-up restrictions that will apply in the event of an IPO.

Questions Related to Dividends

Is there a provision that shareholders will be paid a dividend after we demutualize?

A dividend policy for a post-demutualized CBOE has not been established.  Further, a specific provision of the exercise right settlement agreement precludes us from announcing or discussing any intention regarding dividends prior to the final approval of the settlement agreement, which includes the completion of the 30-day appeal period and the resolution of any potential appeals.  Any dividends paid following demutualization would be paid to all shareholders, including members of the settlement class who received stock as part of the exercise right settlement.

If a dividend is paid, will it be paid monthly or on some other time frame and will this payout equal the payout that seat owners are receiving today?

As mentioned above, we cannot discuss dividends at this point.  However, we know this is a serious concern for many owners who rely on their seat lease income, and we will seek the input of our owners in addressing this issue at the appropriate time.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.